EX-99.(a)(3)

Schedule A

Goldman Sachs ETF Trust II

As of July 22, 2022

Series of Shares	Date Established
Goldman Sachs MarketBeta® Total International Equity ETF	July 22, 2022
Goldman Sachs MarketBeta® U.S. 1000 Equity ETF	September 13, 2021